SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com


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Washington, D.C. 20549
USA

Our contact
Marianne Bergström

September 27, 2010

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published September 17, 21 and 27, 2010.

Best regards,
Skanska AB



Marianne Bergström

Published	Item	Document name	Required by
September 17, 2010	Press Release	Skanska starts new green office project in Washington, D.C. – investing USD 63.5 M, about SEK 460 M	law and by the listing agreement with Stockholm Stock Exchange
September 21, 2010	Press Release	Invitation to Skanska Capital Market Day in Stockholm, December 9, 2010	law and by the listing agreement with Stockholm Stock Exchange
September 27, 2010	Press Release	Skanska to construct veterinary and domestic animal center in Uppsala for approximately SEK 1.1 billion	law and by the listing agreement with Stockholm Stock Exchange



File Number 82-34932

SKANSKA

Press release


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September 27, 2010
12:00 noon

Skanska to construct veterinary and domestic animal center in Uppsala for approximately SEK 1.1 billion

Skanska has secured an assignment to construct the new veterinary and domestic animal center, VHC, in Uppsala. The contract amounts to SEK 1,090 M, which will be included in order bookings for the third quarter.

The customer is Akademiska Hus, which will develop the facility in partnership with the tenant, the Swedish University of Agricultural Sciences, SLU.

The project will encompass about 50,000 square-meters of floor space and be the largest building involved in the upgrade of the University of Agricultural Sciences' Ultuna Campus in Uppsala. The veterinary and domestic animal center will host premises for teaching and research, and Sweden's only university veterinary hospital with accompanying laboratories and stables.

The new building will house the center's VH faculties in a single cohesive, modern unit, thereby facilitating meetings and development.

The aim is also to make the property as energy efficient as possible through such measures as using district heating, censor guidance and absorption refrigeration.

Construction will start in October and is scheduled for completion by spring 2014. Skanska complies with the Green Workplace Initiative, which is Skanska Sweden's proprietary environmental certification for construction sites.

"We are proud that Akademiska Hus has selected us for this unique facility. We are determined to do our utmost to create comfortable and functional premises for people and animals as well as optimal conditions for research and tuition," says Marcus Andersson, District Manager, Skanska Sweden.

In Uppsala, Skanska is also developing and constructing Uppsala Entré – a new center for offices, stores and residential units.

Skanska is one of the largest construction companies in Sweden, with operations in the building and civil engineering area, as well as the development of residential and commercial premises. In Sweden, the company has approximately 10,000 employees and generated revenues

of about SEK 25 billion in 2009. The company is also in the area of residential development and sold about 1,000 new homes in 2009. Skanska also offers Public Private Partnership services.

For further information, please contact:

Tomas Nilsson, Project Manager, Akademiska Hus, tel +46 (0)18-68 31 17
Marcus Andersson, District Manager, Skanska Sweden,
tel +46 (0)10-448 61 28
Per-Lennart Berg, Press Officer, Skanska AB, tel +46 10 448 88 28
Direct line for media: +46 10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for Green projects. The Group currently has 49,000 employees in selected home markets in Europe, the U.S. and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.


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File Number 82-34932

SKANSKA

Press Release

September 21, 2010
14:30 pm CET

Invitation to Skanska Capital Market Day in Stockholm, December 9, 2010

The focus for the day will be Skanska's business plan 2011-2015. The agenda can be found on Skanska's website, www.skanska.com/investors, before the meeting.

The meeting will be held at Scandic Anglais Hotel, Humlegårdsgatan 23, Stockholm with start 13.00 PM, lunch will be served from 12.00 noon. If you intend to participate, please register no later than December 2 to Skanska AB, Marianne Bergström, e-mail: marianne.bergstrom@skanska.se (phone 46 10 448 88 75)

Travel and lodging will be arranged and paid for by the participants.

We are looking forward to seeing you in December!

For further information please contact:

Pontus Winqvist, Senior Vice President Investor Relations, Skanska AB, tel +46 10 448 88 51
Karin Lepasoon, Executive Vice President Communications & IR, Skanska AB, tel +46 10 448 88 74


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This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for Green solutions. The Group currently has 49,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.

File Number 82-34932

SKANSKA

Press Release

September 17, 2010
08:30am CET

Skanska starts new green office project in Washington, D.C. – investing USD 63.5 M, about SEK 460 M

Skanska is to develop and construct its second commercial offfice project in Washington, D.C., in the US. The investment amounts to USD 63.5 M, approximately SEK 460 M.

The office building will be constructed at 1776 Wilson Boulevard, Arlington, Virginia, a highly sought-after district close to central Washington D.C. The project comprises a total of about 15,000 square meters of leasable space, with 230 underground parking spaces.

The building is scheduled for completion in the second quarter of 2012. Construction work will commence in the fourth quarter and will be implemented by Skanska's building unit.

"We firmly believe in the strength and long-term value in Arlington," said Rob Ward, Executive Vice President and Regional Manager of Skanska USA Commercial Development in Washington D.C. "This area is one of the best sub markets in the country, with low vacancy rates and high demand."

1776 Wilson Boulevard has been designed to fulfill requirements in accordance with the international environmental certification system LEED. The aim is to achieve a minimum of LEED Gold certification by reducing the building's water and energy consumption. There will also be power outlets in the garage for charging electric cars.

Skanska's first commercial office project in the U.S. is currently being constructed at 733 10th Street, Washington, D.C. The project comprises about 16,000 square meters, and is scheduled for completion in 2011. This project will also be LEED Gold certified.

Both projects have been developed by Skanska USA Commercial Development, which focuses on commercial office projects in selected markets, initially pertaining to Washington D.C., Boston, Massachusetts, and Houston, Texas.

In Washington D.C., Skanska is currently also constructing bridges and traffic interchanges at 11th Street Bridges.


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Skanska USA is one of the leading development and construction companies in the country, consisting of four business units: Skanska USA Building, which specializes in building construction; Skanska USA Civil, specialized in civil infrastructure; Skanska Infrastructure Development, which develops public private partnerships; and Skanska Commercial Development, which develops commercial development projects in select U.S. markets. Headquartered in New York, Skanska USA has approximately 7,000 employees and its 2009 revenues were SEK 44 billion.

For further information please contact:

Jessica Murray, Communications Director, Skanska USA,
tel +1 404 946 7468
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for Green solutions. The Group currently has 49,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.